Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	June 30, 2012	June 30, 2011	Growth (%)	Mar 31, 2012	Growth % Q1 13 over Q4 12
Revenues	**9,616**	**7,485**	**28.5**	**8,852**	**8.6**
Cost of sales	5,810	4,577	26.9	5,199	11.8
Gross Profit	**3,806**	**2,908**	**30.9**	**3,653**	**4.2**
Operating Expenses:					
Selling and marketing expenses	469	398	17.8	452	3.8
Administrative expenses	644	558	15.4	554	16.2
Total Operating Expenses	**1,113**	**956**	**16.4**	**1,006**	**10.6**
Operating Profit	**2,693**	**1,952**	**38.0**	**2,647**	**1.7**
Other Income, net	476	443	7.4	652	(27.0)
Profit before income taxes	**3,169**	**2,395**	**32.3**	**3,299**	**(3.9)**
Income tax expense	880	673	30.8	983	(10.5)
Net Profit	**2,289**	**1,722**	**32.9**	**2,316**	**(1.2)**
Earnings per equity share					
Basic (₹)	**40.06**	**30.14**	**32.9**	**40.54**	**(1.2)**
Diluted (₹)	**40.06**	**30.14**	**32.9**	**40.54**	**(1.2)**

Statement of Comprehensive Income for three months ended,

(As per IFRS)

US Dollars in million, except share data

Particulars	June 30, 2012	June 30, 2011	Growth (%)	Mar 31, 2012	Growth % Q1 13 over Q4 12
Revenues	**1,752**	**1,671**	**4.8**	**1,771**	**(1.1)**
Cost of sales	1,059	1,022	3.6	1,041	1.7
Gross Profit	**693**	**649**	**6.8**	**730**	**(5.1)**
Operating Expenses:					
Selling and marketing expenses	86	89	(3.4)	91	(5.5)
Administrative expenses	118	125	(5.6)	111	6.3
Total Operating Expenses	**204**	**214**	**(4.7)**	**202**	**1.0**
Operating Profit	**489**	**435**	**12.4**	**528**	**(7.4)**
Other Income, net	87	99	(12.1)	131	(33.6)
Profit before income taxes	**576**	**534**	**7.9**	**659**	**(12.6)**
Income tax expense	160	150	6.7	196	(18.4)
Net Profit	**416**	**384**	**8.3**	**463**	**(10.2)**
Earnings per equity share					
Basic ($)	**0.73**	**0.67**	**9.0**	**0.81**	**(9.9)**
Diluted ($)	**0.73**	**0.67**	**9.0**	**0.81**	**(9.9)**

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
North America	64.1	62.4	64.2	63.8	64.6
Europe	21.4	23.1	21.3	21.9	21.7
India	2.0	2.0	2.6	2.1	2.4
Rest of the world	12.5	12.5	11.9	12.2	11.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

	Quarter ended			LTM	
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Business IT Services	**64.0**	**62.7**	**62.4**	**63.4**	**62.3**
Application Development	*17.1*	*16.9*	*16.1*	*17.0*	15.8
Application Maintenance	*20.9*	*20.9*	*22.3*	*21.3*	22.6
Infrastructure Management Services	*6.6*	*6.2*	*5.8*	*6.2*	6.0
Testing Services	*8.3*	*7.8*	*7.5*	*8.1*	7.5
Product Engineering Services	*3.5*	*3.4*	*3.2*	*3.4*	2.7
Business Process Management	*4.9*	*4.8*	*4.7*	*4.7*	4.9
Others	*2.7*	*2.7*	*2.8*	*2.7*	2.8
Consulting, Package Implementation & Others	**29.9**	**31.1**	**31.8**	**30.7**	**31.7**
Products, Platforms and Solutions	**6.1**	**6.2**	**5.8**	**5.9**	**6.0**
Products	*4.5*	*4.4*	*4.8*	*4.5*	5.0
*BPM Platform**	*1.3*	*1.4*	*0.7*	*1.1*	0.7
Others	*0.3*	*0.4*	*0.3*	*0.3*	0.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Earlier shown under Business IT Services*

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Fixed Price	38.0	39.4	39.1	39.0	40.3
Time & Materials	62.0	60.6	60.9	61.0	59.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenue by Industry

(in %)

	Quarter ended			LTM	
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Insurance, Banking & Financial Services	**34.3**	**34.3**	**35.4**	**34.8**	**35.7**
Banking & financial services	*27.7*	*27.4*	*28.1*	*27.8*	*27.9*
Insurance	*6.6*	*6.9*	*7.3*	*7.0*	*7.8*
Manufacturing	**22.0**	**21.3**	**20.3**	**21.0**	**19.8**
Retail & Life Sciences	**23.7**	**22.9**	**22.7**	**23.2**	**21.3**
Retail & CPG	*16.9*	*15.8*	*16.1*	*15.9*	*14.9*
Transport & Logistics	*1.7*	*1.6*	*1.8*	*1.8*	*1.9*
Life Sciences	*3.7*	*3.9*	*3.7*	*3.9*	*3.5*
Healthcare	*1.4*	*1.6*	*1.1*	*1.6*	*1.0*
Energy, Utilities, Communications & Services	**20.0**	**21.5**	**21.6**	**21.0**	**23.2**
Energy & Utilities	*4.6*	*6.1*	*5.7*	*5.6*	*6.0*
Telecom	*10.1*	*10.1*	*10.6*	*10.1*	*12.0*
Others	*5.3*	*5.3*	*5.3*	*5.3*	*5.2*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	June 30, 2012	Mar 31, 2012	June 30, 2011	Mar 31, 2012	Mar 31, 2011
Number of Clients					
Active	711	694	628	694	620
Added during the period (gross)	51	52	26	172	139
Number of million dollar clients*					
1 Million dollar +	403	399	374	399	366
5 Million dollar +	199	190	183	190	187
10 Million dollar +	132	132	125	132	126
20 Million dollar +	83	79	80	79	73
30 Million dollar +	64	64	54	64	53
40 Million dollar +	53	50	44	50	41
50 Million dollar +	41	40	32	40	28
60 Million dollar +	31	28	23	28	24
70 Million dollar +	24	23	21	23	19
80 Million dollar +	18	17	15	17	15
90 Million dollar +	16	16	12	16	11
100 Million dollar +	12	13	11	13	11
200 Million dollar +	3	2	2	2	2
300 Million dollar +	1	1	–	1	–
Client contribution to revenue					
Top client	4.1%	4.1%	4.5%	4.3%	4.7%
Top 5 clients	16.2%	15.4%	15.9%	15.5%	15.4%
Top 10 clients	25.3%	24.4%	25.2%	24.6%	25.7%
Repeat business	99.1%	96.0%	99.2%	97.8%	98.0%
Account receivables-LTM(in days)	64	60	63	60	63

**LTM (Last twelve months) Revenues*

Effort and Utilization

(in %)

	Quarter ended			LTM	
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Effort					
Onsite	24.7	24.6	25.5	24.8	24.8
Offshore	75.3	75.4	74.5	75.2	75.2
Revenue					
Onsite	49.7	49.6	50.7	49.7	49.9
Offshore	50.3	50.4	49.3	50.3	50.1
Utilization					
Including trainees	67.2	67.2	69.6	68.6	71.1
Excluding trainees	71.6	73.0	74.9	74.7	77.8

Person Months Data

	Quarter ended			LTM	
	June 30, 2012	Mar 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Billed – Onsite	71,615	69,460	67,239	280,827	254,954
– Offshore	218,839	213,078	196,817	852,043	773,772
TOTAL	**290,454**	**282,538**	**264,056**	**1,132,870**	**1,028,726**
Non Billable	115,081	104,759	88,650	384,077	292,729
Trainee	26,705	33,238	26,648	135,424	125,158
Sales & Support	24,401	23,826	22,366	94,404	83,116
TOTAL	**456,642**	**444,361**	**401,720**	**1,746,776**	**1,529,729**

Consolidated IT Services

	Quarter ended						LTM			
	June 30, 2012	Sequential growth %	Mar 31, 2012	Sequential growth %	June 30, 2011	Sequential growth %	June 30, 2012	Year on Year growth %	June 30, 2011	Year on Year growth %
Effort - (Person months)										
Onsite	67,983	2.3	66,484	(2.1)	63,982	6.8	269,381	11.1	242,514	25.7
Offshore	159,500	2.9	155,021	(1.2)	144,710	2.7	622,646	9.6	568,076	18.7
Total	**227,483**	**2.7**	**221,505**	**(1.5)**	**208,692**	**4.0**	**892,028**	**10.0**	**810,590**	**20.7**
Revenue – ($ million)										
Onsite	845.53	(1.2)	856.04	(2.3)	827.42	7.7	3,430.08	10.8	3,095.50	33.1
Offshore	719.21	(1.0)	726.67	(2.8)	673.39	2.2	2,918.75	12.6	2,591.70	18.3
Total	**1,564.74**	**(1.1)**	**1,582.71**	**(2.6)**	**1,500.81**	**5.2**	**6,348.83**	**11.6**	**5,687.20**	**25.9**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	June 30, 2012	Mar 31, 2012	June 30, 2011	Mar 31, 2012	Mar 31, 2011
Total employees	1,51,151	1,49,994	1,33,560	1,49,994	1,30,820
S/W professionals	1,42,369	1,41,788	1,26,129	1,41,788	1,23,811
Billable	1,28,887	1,24,953	111,667	1,24,953	1,09,026
Banking product group	8,097	8,139	6,838	8,139	6,220
Trainees	5,385	8,696	7,624	8,696	8,565
Sales & Support	8,782	8,206	7,431	8,206	7,009
Gross addition	9,236	10,676	9,922	45,605	43,120
Of which lateral addition	5,233	4,727	4,044	14,966	15,883
Attrition	8,079	5,770	7,182	26,431	26,096
Net addition	1,157	4,906	2,740	19,174	17,024
Attrition % (LTM)*	14.9%	14.7%	15.8%	14.7%	17.0%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

(Nos.)

	Quarter ended			Year ended	
	June 30, 2012	Mar 31, 2012	June 30, 2011	Mar 31, 2012	Mar 31, 2011
Infosys BPO Limited – consolidated	22,321	20,523	18,816	20,523	18,113
Infosys Technologies (Australia) Pty. Ltd.*	2	674	539	674	514
Infosys Technologies (China) Company Ltd.	3,030	3,092	2,945	3,092	2,765
Infosys Technologies, S.De R.L. De C. V., Mexico	651	631	559	631	521
Infosys Technologies (Sweden) AB	9	11	13	11	13
Infosys Tecnologia DO Brasil LTDA	250	210	180	210	173
Infosys Public Services Inc.	184	33	-	33	-
Infosys Technologies (Shanghai) Company Ltd.	31	31	-	31	-

** During the Quarter, most of the employees of Infosys Technologies (Australia) Pty. Ltd., had moved into Infosys Limited*

Infrastructure (as on June 30, 2012)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	43,97,333	29,955	1,50,000	1,500	10.42
Bhubaneswar	8,79,721	4,018	-	-	-
Chandigarh	12,26,033	6,089	-	-	-
Chennai	34,66,164	22,217	5,22,000	3,670	-
Gurgaon	1,27,943	1,148	135,209	1,250	-
Hyderabad	25,14,689	14,967	23,98,800	10,750	-
Jaipur	4,52,139	4,337	-	-	-
Mangalore	12,14,969	7,142	1,99,000	-	-
Mysore (including ILI)*	93,49,259	12,383	18,02,925	4,000	-
Pune	49,57,702	28,365	9,51,987	9,110	-
Thiruvananthapuram	6,18,201	5,106	13,61,000	3,583	-
Global Centers	11,52,346	11,919	-	-	-
Total	**3,03,56,499**	**1,47,646**	**75,20,921**	**33,863**	**10.42**

**Infosys Leadership Institute*

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended				Year ended	
	June 30, 2012		June 30, 2011		Mar 31, 2012	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	109.34	16.60	83.34	8.38	365.97	61.89
Infosys Technologies (Australia) Pty. Ltd.*	0.38	(0.36)	75.12	7.79	308.34	25.67
Infosys Technologies (China) Company Limited	25.44	(0.78)	22.20	(0.11)	102.09	2.49
Infosys Technologies, S.de R.L. de C V., Mexico	6.95	0.38	4.63	(1.68)	25.84	2.04
Infosys Technologies (Sweden) AB	0.36	0.01	0.53	(0.03)	2.12	(0.01)
Infosys Tecnologia DO Brasil LTDA	5.25	0.63	4.16	(0.22)	14.34	(3.56)
Infosys Public Services Inc.	23.87	(0.98)	–	(0.08)	38.92	(0.84)
Infosys Technologies (Shanghai) Co Ltd	0.05	(0.38)	–	(0.24)	0.03	(1.05)

** During the Quarter, most of the employees of Infosys Technologies (Australia) Pty. Ltd., had moved into Infosys Limited*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	June 30, 2012	Mar 31, 2012	June 30, 2011	Mar 31, 2012	Mar 31, 2011
Period closing rate	55.62	50.88	44.70	50.88	44.60
Period average rate	54.83	49.96	44.78	48.10	45.54

Performance as Against Guidance – IFRS

For quarter ending June 30, 2012	Guidance	Actual
Revenue (₹ crore)	9,011 - 9,100	9,616
Basic EPS (₹)	36.89	40.06

For quarter ending June 30, 2012	Guidance	Guidance restated for constant currency	Actual
Revenue (US $ million)	1,771 - 1,789	1,758 - 1,776	1,752
Basic EPS (US $)	0.73		0.73

Currency rates for USD:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.60	1.58
EURO	1.33	1.28
AUD	1.04	1.01

Constant Currency Reporting

Reported revenues	Q1 12	Q2 12	Q3 12	Q4 12	Q1 13
Revenue ($ mn)	1,671	1,746	1,806	1,771	1,752
Sequential growth %	4.3	4.5	3.4	(1.9)	(1.1)
YoY growth %	23.0	16.7	13.9	10.5	4.8

Constant currency – Q o Q	Q1 12	Q2 12	Q3 12	Q4 12	Q1 13
Revenue ($ mn)	1,651	1,754	1,823	1,767	1,763
Sequential growth (%)	3.1	5.0	4.4	(2.1)	(0.4)

Constant currency – Y o Y	Q1 12	Q2 12	Q3 12	Q4 12	Q1 13
Revenue ($ mn)	1,615	1,707	1,803	1,771	1,784
YoY growth (%)	18.9	14.1	13.8	10.5	6.8

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 12	Q2 12	Q3 12	Q4 12	FY 12	Q1 13
AUD	1.07	1.05	1.02	1.06	1.05	1.01
EURO	1.45	1.41	1.35	1.32	1.38	1.28
GBP	1.63	1.61	1.57	1.58	1.60	1.58

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 12	Q2 12	Q3 12	Q4 12	FY 12	Q1 13
AUD	7.5	7.4	7.1	8.2	7.6	8.4
EURO	7.5	6.7	8.2	8.3	7.7	6.7
GBP	6.4	6.9	6.7	7.1	6.8	6.9

Q1 2013

Geographical segment – growth

North America grew by 1.6% sequentially; and 1.7% in constant currency.

Europe declined by 8.1% sequentially; and 7.2% in constant currency.

India declined by 4.3% sequentially; and grew by 5.0% in constant currency.

Rest of the world declined by 1.0% sequentially; and grew by 2.2% in constant currency.

Industry segment – growth

FSI declined by 1.0% sequentially; and 0.4% in constant currency.

MFG grew by 2.5% sequentially; and 3.1% in constant currency.

RCL grew by 2.3% sequentially; and 2.6% in constant currency.

ECS declined by 8.2% sequentially; and 7.3% in constant currency.